

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 27, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. James M. Mitchell
Chief Financial Officer
Family Home Health Services, Inc.
801 West Ann Arbor Trail, Suite 200
Plymouth, Michigan 48170

> **Re:** **Family Home Health Services, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed May 22, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 21, 2006**
> **File No.'s 000-32887**

Dear Mr. Mitchell:

We issued comments to you on the above captioned filing(s) on December 1, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 11, 2007, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 11, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have any questions regarding this letter, please contact Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief